November 26, 2008	Trading Symbol: TSX – HNC

Hard Creek Nickel drills 184 metres of 0.32% Ni in horizontal hole

(Vancouver) - Hard Creek Nickel Corporation (the "Company") is pleased to provide analytical results for the final 11 diamond drill holes, totaling 3,024.5 metres (9,923 feet) from the 2008 drilling program at its 100% owned Turnagain Project, located 70 km (43.5 miles) east of Dease Lake in British Columbia.

Drill hole locations can be viewed on a plan map at:
www.hardcreeknickel.com/images-news/2008_11_26_news_map.jpg

"Drill hole 08-264 proved to be a very valuable hole for us," said Mark Jarvis, President of Hard Creek Nickel. "The hole was drilled from an outcrop exposure at a near horizontal angle of -5o to the north directly into our proposed starter pit area. Its purpose was to validate our deposit model and to identify an adequate location for a possible adit. The hole confirmed our geological model and confirmed that, when we decide to collect a bulk sample by driving an adit at that location, the bulk sample will be typical of the starter pit."

Nine of the reported core holes were drilled as in-fill holes, located within the main Horsetrail Deposit to increase the confidence level of the resource categorization in the vicinity of the proposed starter pit and two were drilled for geotechnical investigative purposes (Holes 08-262 and 263). Hole 08-262 was drilled exclusively in overburden for groundwater monitoring purposes.

These holes are summarized in the table listed below. The total nickel values reported in the table below include nickel in both sulphide and non-sulphide minerals.

				Length	Total	Total
Hole#		From (m)	To (m)	(m)	Ni %	Co %

08-254		28	40	12	0.26	0.018
		104	116	12	0.23	0.014
		224	248	24	0.26	0.016
		256	318.5 EOH	62.5	0.30	0.017

08-255		6.5	22	15.5	0.22	0.012
		110	126	16	0.26	0.015
		138	154	16	0.25	0.015
		170	190	20	0.23	0.013
		214	282	68	0.48	0.020
	incl.	218	246	28	0.66	0.023

08-256		40	64	24	0.26	0.014

#1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

		132	148	16	0.26	0.012
		188	236	48	0.40	0.025
	incl.	196	200	4	1.12	0.071
		252	276	24	0.25	0.016
		288	312	24	0.35	0.018

08-257		5.6	36	30.4	0.23	0.013
		48	84	36	0.24	0.014
		92	136	44	0.25	0.016
		180	204	24	0.29	0.015

08-258		56	68	12	0.27	0.019
		112	154.4	42.4	0.50	0.021
	incl.	128	132	4	1.08	0.034
		160	180	20	0.24	0.013

08-259		24	38.5	14.5	0.27	0.012
		48	80	32	0.26	0.012
		136	220	84	0.33	0.017
	incl.	164	184	20	0.54	0.019
		228	240	12	0.26	0.024
		288	300.8 EOH	12.8	0.26	0.018

08-260		8	80	72	0.28	0.017
	incl.	44	64	20	0.39	0.026
		88	108	20	0.30	0.021
		132	144	12	0.28	0.016
		156	176	20	0.33	0.025
		264	333.7 EOH	69.7	0.25	0.016

08-261		80	96	16	0.25	0.012
		164	196	32	0.30	0.018
		208	272	64	0.31	0.016
	incl.	220	236	16	0.41	0.023
		284	296	12	0.29	0.018
		328	419.1 EOH	91.1	0.32	0.019
	incl.	332	344	12	0.43	0.020
	incl.	364	376	12	0.44	0.022

08-262	Geotech hole - no significant results
(overburden only)

08-263	Geotech hole - no significant results

08-264		24	208	184	0.32	0.017
	incl.	64	100	36	0.47	0.021
	incl.	168	180	12	0.42	0.015

True widths are estimated to be approximately 80 percent of reported core intervals except for hole 08-264 which has been drilled normal to the mineralization and is representative of the true width.

#1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Samples for analysis were generally 4 metres in length of split NQ-size core (Geotech hole 08-263 was HQ-size core). Reference pulps with known nickel and copper values were inserted every 25 core samples and rock blanks inserted every 30 samples to monitor laboratory performance as part of the QC/QA program.

Total nickel and cobalt values were determined by ICP emission spectrometry following four acid digestion of a representative pulp sample. All analytical work was conducted by Acme Analytical Laboratories Ltd., an ISO 9001 registered facility, located in Vancouver. IPL, an ISO 9001 registered facility, also located in Vancouver, is carrying out check analyses on ten percent of the samples.

The Turnagain Nickel Project resource has been recently estimated (see June 16, 2008 News Release for details) with a measured and indicated resource of 576 million tonnes grading 0.219% total nickel (0.162% nickel in sulphides) and 0.010% cobalt and an additional inferred resource of 545 million tonnes grading 0.204% total nickel (0.154% nickel in sulphides) and 0.011% cobalt. The sulphide nickel and cobalt grades are based on an analytical procedure employed by Acme Laboratories that consists of a concentrated hydrogen peroxide plus ammonium citrate leaching solution that is believed to be selective at dissolving nickel and cobalt from sulphide mineral species while leaving the nickel and cobalt in silicates undissolved. As a precautionary step all the sulphide nickel grades were assigned a value of zero if the corresponding sulfur assay was less than 0.2% S. Sulfur assays were based on Leco furnace method except for results obtained in 2006 which were ICP analyses. This precaution may cause an underestimation of the nickel resource and could be large enough to be a material impact. However, this approach limits the possibility that an overestimation of the nickel resource has occurred. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral resources of the Turnagain deposit were classified in accordance with CIM Definition Standards and Best Practices referred to in NI 43-101 which have a reasonable expectation of economic extraction. The mineralization satisfies criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

This news release has been reviewed and approved by Neil Froc, P.Eng., a qualified person consistent with NI 43-101. It uses the terms "measured" "indicated" and "inferred" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

On behalf of the Board of Directors of Hard Creek Nickel Corporation

"MARK JARVIS"

MARK JARVIS, President

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

#1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

HARD CREEK NICKEL CORP.
Turnagain Project
Horsetrail Deposit
2008 Drill Plan
Legend
Interpreted Limit of Ultramafic Complex
Hole Reported in this Release
Pre-2008 Hole
Drill access road
20m contours
Turnagain River
508,000 mE
508,500 mE
509,000 mE
509,500 mE
6,481,500 mN
6,481,000 mN
6,480,500 mN
6,480,000 mN
6,479,500 mN
08-254
08-255
08-256
08-257
08-258
08-259
08-260
08-261
08-262
08-263
08-264 (horizontal)
500m
CAMP
AIRSTRIP
N